

Production Phase Mining Project

3C Mining Gold Corp



FORWARD LOOKING STATEMENTS

The statements contained herein may contain certain forward-looking statements relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to the Company's business prospects, future developments, trends and conditions in the industry and geographical markets in which the Company operates, its strategies, plans, objectives and goals, its ability to control costs, statements relating to prices, volumes, operations, margins, overall market trends, risk management and exchange rates.

When used herein, the words "anticipate", "believe", "could", "estimate", "expect", "going forward", "intend", "may", "ought to", "plan", "project", "seek", "should", "will", "would" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. These forward-looking statements reflect the Company's views at the time such statements were made with respect to future events and are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Actual results and events may differ materially from information contained in the forward-looking statements as a result of a number of factors, including any changes in the laws, rules and regulations relating to any aspects of the Company's business operations, general economic, market and business conditions, including capital market developments, changes or volatility in interest rates, foreign exchange rates, commodity prices or other rates or prices, the actions and developments of the Company's competitors and the effects of competition in the mining industry on the demand for, and price of, noble and base metals.



MISSION STATEMENT

To expand production to a maximum capacity, increasing shareholder value while respecting the environment and providing essential economic benefits to the surrounding indigenous communities.



Why Ecuador?

- The United States and Ecuador have a very strong 200+ year trading relationship.

- Ecuador's currency is the U.S dollar (USD). (Ecuador dropped its currency, (Sucre), 12/31/99 and adopted the USD January 1, 2000).

- Historically, Ecuador's mining potential has been ignored but recently the government has changed its position and become "mining friendly".

- Ecuador is open for commercial mining business with red carpet rolled out" Minister of Mines of Ecuador stated at PDAC, in 2017. Since that statement the new Ministers have proposed a series of changes to the mining regulations.

- Favorable mining laws enacted over the last 2 years are attracting world class mining companies.

- Low royalty rates.

- Streamlined permitting allowing immediate exploration/exploitation phase.

- Strong knowledge of the social and political environment in Ecuador, nationally and regionally.

- Senior management is experienced in local and national politics as well as having vast experience in mining.



Tres Chorreras Mining Project



- CuriAu Metal S.A is the wholly owned subsidiary of 3C MINING GOLD CORP, that owns 100% of The Tres Chorreras Mining Project.

- It is located in the Province of Azuay approximately 150KM southwest of Cuenca the 3rd largest city in Ecuador.

- The Tres Chorreras Mining Project, a renewable 30 year minerals concession, which consists of 49 hectares.

- Located in the western part of the Province of Azuay, in south-1`western Ecuador, 55km east of the coastal city of Machala and 70km southwest of the city of Cuenca.

- The Tres Chorreras Mine is a polymetallic mine with both Breccia and Epithermal deposits.

- An NI-43-101 report authored in 2008 estimated an approximate 1,800,000 equivalent gold ounces. Additional drilling program is planned to define the resource and update the NI 43-101.





PRODUCTION & MINERALIZATION

- The project has a completed geological study NI 43-101 compliant which, indicates the probability of a 1,800,000 (oz.) of Gold and Gold equivalent resource. Additional drilling and an update to the NI 43-101 is scheduled for 1st quarter 2023.

- The ore is polymetallic Gold, Silver, Copper and Molybdenum among others. The Gold, Silver, Copper and Molybdenum being the most commercially viable to develop.

- The ore is taken to a processing facility where it is processed to produce a copper concentrate, through froth flotation, with excellent copper, gold and silver values.

- The majority of the gold and silver reports to the Copper Concentrate which is presently sold to several merchants on a spot basis at a considerable discount.

- With proper investment the operation can be expanded significantly, (scaled), within the next 12 months.

3C Mining
Gold Corp

ORE BODY AND PROSPECTS

- One ore body identified for open pit mining.
- 1,473 samples in galleries.
- Five prospects under exploration.



ORE BODY IDENTIFIED

ARSENIC PROSPECT

CUYES PROSPECT

GALENA PROSPECT

AGLOMERATE PROSPECT

PUCARA PROSPECT

3C Mining
Gold Corp





MAJOR MINING PROJECTS NEARBY WITH SIMILAR GEOLOGICAL CHARACTERISTICS

3C Mining
Gold Corp

Ten large scale private projects are currently under development

Medium and large scale mining

Curipamba Sur (Au, Cu)
(SALAZAR RESOURCES)
4.5 mt Zn , 2.4% Cu, 2.8 g/t Au
Phase: Feasibility

Rio Blanco (Au, Ag)
(JUNEFIELD)
605,000 oz Au, 4.3 m oz Ag
Phase: Feasibility

Loma Larga (Au, Cu)
(INV METALS)
3.5 m oz Au, 154,300 lbs Cu
Phase: Prefeasibility

Ruta del Cobre (Cu)
(SOUTHERN COPPER)
Phase: Advanced Exploration

S.C.d. Panantza (Cu)
(CORNERSTONE- GOLD SOLD)
14,00 m lbs Cu
Phase: Advanced Exploration

Gold
Gold/Copper
Copper
Gold/Silver
1
2
3
4
5
6
7
8
9
10

Cascabel (Au)
(CORNERSTONE - SOLGOLD)
1.5 m oz Au
Phase: Advanced Exploration

Caya 21 (Au)
(LOWELL)
Phase: Initial Exploration

Mirador (Cu)
(ECSA)
4,700 mlbs Cu
Phase: Feasibility

Fruta del Norte (Au)
(LUNDIN)
10.8 moz Au
Phase: Feasibility

Condor Gold (Au)
(CONDOR MINING)
10.8 moz Au
Phase: Advanced Exploration

Tres Chorreras Mining project is in this region as shown in the next slide

Tres Chorreras mining project is located in the _Graben Interandean Belt._

Listed here are the major companies operating within the same _Graben Interandean Belt_ area, near our project:

- CORNERSTONE CAPITAL RESOURCES (market cap 136M CAD).

- TITAN MINERALS (mkt cap 162M AUD).

- LUNDIN GOLD (mkt cap 2.33B CAD).

- SOUTHERN COPPER (mkt cap 51B USD).

- LUMINA GOLD (mkt cap 214M CAD).

- SALAZAR RESOURCES (mkt cap 47.34M CAD).

- SOLGOLD (mkt cap 623.92 GBP).

- CONDOR GOLD (mkt cap 46M GBP).

- JUNEFIELD MINERAL RESOURCES (mkt cap 890B HKD).



LOCATION MAP







Colombia
Ecuador
Peru
Pacific Ocean
Gulf of Guayaquil
South America
Quito
Cuenca
Guayaquil
Loja
Zamora
Machala
TRES CHORRERAS
Legend
National Capital
Provincial Capital
City, Town
Pan American Highway
Road
Railroad
Kilometres
Atlas Minerals Inc.
Tres-Chorreras Project
Azuay Province Ecuador
Location and Access Map

Narihuiña-1
Tres Chorreras
Rio Gigantones
Legend
Atlas Minerals 3C Concession
Atlas Minerals Concession Application
3C Breccia Deposit
Epithermal Deposit
UTM System, PSAD56, Zone 17, South
Metres
Moose Mountain Technical Services
Tres Chorreras
3C Ownership
Fig. 3.1



PROJECT HIGHLIGHTS

Polymetallic Copper, gold, silver, molybdenum

NI 43-101 Technical Report (2008): 1.8m OZ gold equivalent probable (needs updating)

Currently in production at 150tpd ore grading 4.7 g/dmt Gold and 2% Copper

Produces concentrates: A copper concentrate with high Copper content, with high values of Gold and Silver

Drilling programs identified "hot" target areas

Low CAPEX + High IRR

Multiple, high-priority, exploration targets to be drilled

3C Mining Gold Corp

KEY HIGHLIGHTS

- Current production 150 tons/day.

- NI 43-101 – resource 1.8M Oz Au EQ.

- Current access by road in place.

- Will expand production immediately upon funding.

- Good relations with the nearby towns of Pucura and Quinoas, which, provide ample and experienced workforce.

- Ecuador's currency is the US dollar.

- Highly Experienced operations team currently on the ground in Ecuador.





OFFERING OF UP TO $5,000,000

 USE OF PROCEEDS FROM THE SALE OF COMMON STOCK

 Production related CAPEX, Working capital, cost of raise, engineering, tunnel fortification	$3,185,000
 Notes payable	$1,500,000
 Road building	$20,000
 Environmental bond	$45,000
 Plant rental (deposits)	$250,000
 Total	$5,000,000

CONSOLIDATED FINANCIAL STATEMENTS

3C MINING GOLD CORP
CONSOLIDATED BALANCE SHEET
12/31/2022

ASSETS		
CURRENT ASSETS		
Cash & Cash Equivalents	(67.77)	
Due From Curia Metals	-	
Trade Receivables And Other Receivables	488,308.53	
Mining Concentrate Inventory	282,271.77	
Current Tax Assets	3,281.49	
TOTAL CURRENT ASSETS		**773,794.02**
FIXED ASSETS		
Mine Concessions	1,000,000.00	
Printers	260.00	
Machinery and Light Equipment	8,423.03	
TRES Chorreras	6,699,170.96	
Investment 3 chorreras	18,784.93	
TOTAL FIXED ASSETS		**7,726,638.92**
OTHER ASSETS		
Investment in Curiau Metals	41,703.20	
NOTES RECEIVABLE - CURIA METAL	-	
COMMERCIAL RECEIVABLES AND OTHER RECEIVABLES	28,181.86	
TOTAL OTHER ASSETS		**69,885.06**
TOTAL ASSETS		**8,570,318.00**
LIABILITIES		
CURRENT LIABILITIES		
Loans Payable	7,224.76	
Loans Payable - related party	2,950.00	
Labor obligations	14,000.54	
Accounts Payable - Suppliers	31,366.68	
Accounts Payable - Workers	21,194.34	
Accounts Payable - Plant	-	
Accounts Payable - MINERALRESOURCES	1,617.15	
Accounts Payable - 3CMININING GOLD CORP	-	
TOTAL CURRENT LIABILITIES		**78,353.47**
LONG-TERM LIABILITIES		
Notes Payable - 3CMINING GOLD CORP	-	
Related accounts payable	213,596.45	
Note Payable - Shareholders	730,794.93	
Note Payable - AMEC (premium)	1,000,000.00	
Note Payable - AMEC	6,526,670.96	
TOTAL LONG-TERM LIABILITIES		**8,471,062.34**
TOTAL LIABILITIES		**8,549,415.81**
EQUITY		
Common Stock	22,866.43	
Paid-in Capital	-	
Accumulated Retained Earnings	(1,964.24)	
TOTAL EQUITY		**20,902.19**
TOTAL LIABILITIES & EQUITY		**8,570,318.00**

3C MINING GOLD CORP
PROFIT AND LOSS STATEMENT
FOR THE TWELVE MONTH PERIOD ENDING DECEMBER 31, 2022

REVENUE

Revenues	876,338.63	
TOTAL REVENUE		876,338.63

COST OF SALES

Cost of sales	705,994.80	
Total cost of sales		705,994.80

GROSS PROFIT   170,343.83

OPERATING EXPENSES

Sales and administration expenses	653,046.43	
TOTAL OPERATING EXPENSES		653,046.43

OPERATING INCOME   (482,702.60)

OTHER INCOME (EXPENSE)

Other income	2.99	
TOTAL OTHER INCOME (EXPENSE)		2.99

NET PROFIT   (482,699.61)

REVENUE MODEL POST FUNDING



FORWARD LOOKING STATEMENTS	2024	2025	2026	2027	2028	Total
REVENUES						
From all Sources	$33,120,900	$44,161,200	$44,161,200	$44,161,200	$44,161,200	$209,765,700
OPERATING EXPENSES						
Mining Costs (non-G&A)	$12,044,587	$15,998,436	$16,118,436	$16,118,436	$16,118,436	$76,398,333
Drilling Program	$1,250,000					$1,250,000
Other expenses related to investments	$2,100,000	$600,000	$600,000	$600,000	$600,000	$4,500,000
G&A	$2,872,957	$2,962,957	$2,962,957	$2,962,957	$2,962,957	$14,724,783
Government Royalties 3%	$994,127	$1,325,336	$1,325,336	$1,325,336	$1,325,336	$6,295,471
TOTAL OPEX	$19,261,671	$20,886,729	$21,006,729	$21,006,729	$21,006,729	$103,168,587
NET INCOME	$13,859,229	$23,274,471	$23,154,471	$23,154,471	$23,154,471	$106,597,113

TOTAL ACCUMULATED NET INCOME YEAR 5 $106,597,113

The processing plant and bags of concentrate waiting to be shipped





BOARD OF DIRECTORS AND MANAGEMENT OF 3C MINING GOLD CORP





<u>Timothy Benjamin, MBA , Six-Sigma Black Belt; Chairman of the Board of Directors , CEO; January 2023-Present</u>

Tim Benjamin brings more than 25 years of executive level financial and operational management to the Board. Tim is currently serving as the Internal Auditor at the City of Hialeah which is the 6th largest city in the State of Florida.

Previously, Tim has served as the Chief Executive Officer/Co-Founder of MMX Manufacturing LLC, medical grade face mask manufacturer; Tim has served as Chief Executive Officer and Chairman of the Board of Directors for Sierra Resource Group, an international mining company; Finance Manager for Assurant, Inc., a Fortune 300 international insurance company; President of CBMJ Enterprises, Inc., a provider of SEC public reporting consulting; Chief Financial Officer of GSociety, Inc., a publicly traded niche multimedia company; Chief Financial Officer of Pelican Properties International Corp, a publicly traded real estate company; Senior Account Executive at the Federal Reserve Bank of Miami. He holds dual Bachelor degrees in Finance and Economics as well as a Master of Business Administration from the Florida International University.

Board of Directors (cont)





<u>Barton Budman, CPA, MBA; Treasurer of the Board of Directors and CFO; November 2022-Present</u>

Bart Budman brings more than 38 years of executive level accounting financial and operational management to the Board. Bart is currently serving as the Chief Financial Officer and member of the Board of Directors for Fiesta Canning, a US food manufacturing company.

Previously: Bart has served as Chief Financial Officer and member of the Board of Directors for Sierra Resource Group, an international mining company;

Chief Financial Officer for Ascent Aviation, a provider of aviation services located in Tucson, AZ;

Chief Financial Officer for Commercial Jet, a provider of aviation services located in Miami, FL; VP Finance Division Controller for AAR Corp, a $2 billion publicly traded aviation company;

Chief Financial & Operating Officer and member of the Board of Directors for a world-renowned mega-yacht manufacturing, repair and refit company, Broward Yacht & Marine;

Chief Financial Officer for an Information Technology holding company, XBOX Technologies (acquired by Microsoft).

Prior to his private industry experience, Bart held a Partner position at an international accounting and consulting firm, where he practiced in all areas of public accounting including tax, accounting and auditing, operational business consulting, mergers and acquisitions and litigation support, initial public offerings, SEC compliance, and financial and tax transactional due diligence serving public and privately held clients.

He holds dual degrees in accounting and finance as well as a Master of Business Administration from the University of Miami

Board of Directors (cont)



Tsvi Katsir, BA Economics, MBA Finance has served as Director and Secretary since February 2022.

Mr. Katsir brings a diverse background in education and finance. Mr. Katsir is a successful businessman and serial entrepreneur. Is responsible for the fast growth of the Tres Chorreras project through cost planning and efficient financing techniques. Former Commercial banking VP of an international bank specializing in lending to trade finance companies. Former president of a Trade finance company specializing in financing commodities exports and imports and investment banking. Founder and CEO of an education company Tekintellect Inc. teaching STEM to students in NYC.



Management continued

Minerva Aragon, Licensed and Certified Public Accountant, Auditor Registered with SENESCYT in Ecuador. COO; April 2022-Present

Ms. Aragon brings a wealth of experience to the mining industry. Ms. Aragon is licensed as an auditor in Ecuador and Venezuela. Currently the President and CFO of CuriAu Metal S.A, she is responsible for the day-to-day operations. (June 2021-Present). Ms. Aragon, Previously worked as CFO of 3C Mining Ecuador S.A, where she was responsible for the contract work for the sales of mineralized commodities, purchased and sold to international traders.

MANAGEMENT OF CURIAU METAL S.A. (ECUADOR)

Marcos Gonzalez, Commercial Engineer, COO, GOVERNMENT LIAISON ; JUNE 2022-Present

Mr. Gonzalez brings a wealth of experience in the local operations in Ecuador. His duties include KYC compliance, Government liaison. Mr. Gonzalez has 25+ years of commercialization of mineralized concentrates and precious metals. Mr. Gonzalez has served in various management positions in small mining and trading companies in Ecuador. Formerly the sub-secretary of Intelligence, sub-secretary in the Ministry of Interior, sub-secretary of Education, sub-secretary of Agriculture; under various governments of Ecuador within the last 30 years.



MANAGEMENT OF CURIAU METAL S.A. (cont.)

Leslie A. Smith, B. Sc; P. Geo; Qp, (Consultant)

Mr. Smith brings over 50 years experience since his graduation in 1970 in geology and economics. Mr. Smith has worked throughout the world including, Australia, Eastern Europe, Canada, and various South and Central American countries. He was previously a Director for the Atlas Moly Investment Corp which originally owned the Tres Chorreras mine. Mr. Smith was also one of the original founders of the Tres Chorreras mine.

He has been involved in some of the largest finds and development projects throughout the world and is considered a world-renowned geologist. Some of his accomplishments include:

- Eneabba Beach Sands Deposits, Australia: managed initial discovery and all exploration, completed the reserves definition, grades and quality of this major beach sand (ilmenite, rutile, monazite, kyanite) project, now in production; I

- Monkman Coal Project, BC: Pacific: Managed the exploration and discovery of the huge Monkman Metallurgical Coal deposits;

- Tres Chorreras Au-Mo-Cu-Ag-Re deposits, Ecuador: recognized the mining potential of the artisanal mining area, secured the project, and coordinated the Initial Geology and the Resource Calculation evaluations for Atlas Minerals Inc. regarding the Tres Chorreras drill results – 2008 to present.

- Geothermal: Pre-feasibility studies for the Chachimbiro and Chacana geothermal prospects, Ecuador. This has resulted in the initial discovery for geothermal production potential in Ecuador;

- Geothermal: Completion of initial exploration for the Tufiño-Cerro Negro-Chiles geothermal project and planning for the future exploration and development

MANAGEMENT OF CURIAU METAL S.A (cont.)



Leslie A. Smith (cont.)

- Cardinal River Coal Alberta: Financial evaluation of the 2-million ton per year op[...] metallurgical coal mine

- Managed the discovery of the Monkman metallurgical coal deposits, Canada.

- Managed the discovery of the Eneabba beach sands (rutile, ilmenite, kyanite, monazite) deposits, Australia

- Atlas Minerals Inc., 2008 Qualified person responsible for quality control and press releases

- Manalta Coal Ltd, Alberta: Reserve and resource audit of their plains coal projects.

- Line Creek metallurgical mine, Alberta: Structural contributions for the coal deposits for the Line Creek Mine

- Luscar Coal, Alberta: managed the geological and reserves section of the 2-million ton/year Cadomin Coal Deposit feasibility study. Fording River Mine, BC: evaluation and definition of coalbed methane deposits of the Fording River Mine area.

- Continual contributions to the environmental management of the construction and now operation of the Mariscal Sucre International Airport, Quito.

- Environmental management for the initial take-over and operation, until closure, of the historic Mariscal Sucre International airport in Quito, and definition and management of environmental aspects of the new airport site.

- Compilation of historic analytic data and completion of NI43-101 resource calculations for a Portovello area gold producer, Ecuador and completion of an NI43-101 report for another property adjoining the Cangrejos Gold Deposit.

- Management of the completion of prefeasibility studies of three areas for geothermal development potential. Based on our Pre-feasibility findings, one has been drilled and initial Ecuador geothermal discovery made.

Directorships: previous Focal Resources Ltd. (TSX); previous Atlas Minerals Inc.; 2007 - 2020: Atlas Moly Investment Corp.



MANAGEMENT OF CURIAU METAL S.A (cont.)

Luis Antonio Cando Andrade, Geologist Engineer; VP of Exploration; September 2022-present

Luis Cando graduated in Geology from *Universidad Central* in 1986 in Quito, Ecuador and has since worked in mineral exploration and environmental Geology in Ecuador. This work has been focused in field exploration, with experience in most areas of the Ecuador Cordilleran Mountains. His experience has included extensive work with major mining companies (including 17 years with Billeton, IamGold, Rio Amarillo, RYR Ecuamining and Atlas Moly SA). This experience includes several years at Tres Chorreras and on several projects nearby to Tres Chorreras, thus making him very familiar with the Tres Chorreras polymetallic deposits. Luis also has considerable experience in mine sampling and mine geology.

Isaac Cobos; Mining Engineer; VP of Mining operations January 3 2023-Present

Mr. Cobos brings the mining experience needed to expand operations. Mr. Cobos has certificates in explosives management and mining safety. Mr. Cobos started he career working for *Lundin Mining.* Mr. Cobos has also worked in consultant roles for other major mining companies working in Ecuador.



MANAGEMENT OF CURIAU METAL S.A. (cont.)

<u>Julio Este Vasquez; Industrial Engineer; Project Manager June 2022-Present</u>

Mr. Este brings operational and commodity trading experience to the management team. Mr. Este is directly responsible for the supervision of the multiple projects the company is undertaking, including but not limited to road building from the mine to the highway cutting the distance trucks will have to travel by more than 80%, (this among many other projects from mine to plant). His experience in plant processing management is well known in the industry in Ecuador.

Mr. Este Previously worked for 3CMiningEcuador S.A where he was the field supervisor in the purchase and sale of copper/gold/silver concentrates.

Prior to moving to Ecuador Mr. Este worked in Pedevesa S.A, the state owned petroleum company of Venezuela.

<u>Additional employees and future employees</u>

The Company employs over 50 employees directly and indirectly through operating agreements. Upon funding the company will be able to attract additional experts to assist the company in its growth and expansion.



3C Mining
Gold Corp

CONTACT

- NAME: Timothy Benjamin
- OFFICE: 305-517-3227
- EMAIL: Tim@3CMINING.COM